Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

January 29, 2016

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. Brutlag:

This correspondence is being filed in response to your comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC on January 4, 2016 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 52 to its registration statement.  PEA No. 52 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on November 30, 2015, and would have automatically become effective on January 29, 2016.  PEA No. 52 was filed for the primary purpose of adding Class R6 shares to certain series of the Trust.

Post-Effective Amendment No. 53 was filed on January 27, 2016, for the purpose of requesting class identifiers for Class R6 shares was filed pursuant to Rule 485(a)(1) and incorporated by reference the information contained in Parts A, B and C of the Post-Effective Amendment No. 52.

The Trust is filing this PEA No. 54 under Rule 485(a)(1) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  In a separate correspondence, the Trust will request acceleration of effectiveness of PEA No. 53 and PEA No. 54 to February 1, 2016.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

BOTH PROSPECTUSES

Summary Section (Global Comments)

1.	Please remove the phrase “, or by the Advisor with the consent of the Board” from the second sentence of footnote 2 of the fees and expenses table in the summary sections for each Fund.

The Trust responds by removing the phrase from the footnotes as requested.

2.	Please include performance information as of December 31, 2015 in each of the bar charts and performance tables for the Funds.

The Trust responds by updating the bar charts and performance tables with performance information as of December 31, 2015.

EQUITY PROSPECTUS

Investment Objective, Policies and Risks

3.
Please explain how the Funds which use the word “global” or “international” in their names will invest globally in securities which are economically tied to countries other than the United States.  The policy should indicate that a Fund will invest at least 40% of its assets outside of the United States, unless market conditions are deemed unfavorable, then it would invest at least 30% of its assets outside of the United States.

The Trust responds by revising the disclosure to read as follows:

Under normal market conditions the Fund will invest at least 30% of its assets in the equity securities of issuers located in at least three countries outside of the United States.

The Trust believes that this disclosure is appropriate and is consistent with the Adopting Release to Rule 35d-1 that suggests the term “Global” connotes diversification among investment in a number of different countries throughout the world.

4.	With respect to the Global Opportunities Value Fund, please consider providing the 80% policy of investing in equity securities in the Fund’s summary section.

The Trust responds by respectfully declining to add an 80% policy as nothing about the Fund’s name suggests a particular investment per Rule 35d-1.

5.
Please add “Mid-capitalization Risk” to the principal investment risks section of the Global Equity Income Fund as the market capitalization discussed in the Principal Strategy section suggests that the Fund will be subject to such risks.

The Trust responds by adding disclosure for Mid-capitalization Risk to the Fund’s Principal Investment Risks section.

6.
In the section titled, “Investment Objective, Policies and Risks” starting on page 35, the measurements cited for each of the “global” funds does not appear to meet the measurements set forth above of investing at least 40% of a Fund’s assets in countries outside of the United States (i.e., “The Global Equity Fund may invest in companies located around the world.  With respect to Fund investments in any particular country, the Fund may invest up to the greater of either (a) 20% of total Fund assets measured at the time of purchase, or (b) 150% of the weighting of such country as represented in the Morgan Stanley Capital International (“MSCI”) World Index measured at the time of purchase.”)  Please revise this measurement accordingly.

Because the Trust revised the disclosure requested in item #3 above, the principal investment strategy section now corresponds to the measurement referenced above.

7.
In the section titled, “Principal Investment Risks” at the bottom of page 41, “Mid and Small-Capitalization Risk,” it appears that all of the Funds should be listed in this disclosure because of their investment in mid-cap stocks.

The Trust responds by referencing all Funds as noted.

FIXED INCOME PROSPECTUS

8.
The principal investment strategies sections of the Core Plus Fund and Credit Focus Yield Fund note that the Funds will engage in “currency hedging,” please add “derivatives risk” to the principal investment risks sections for both Funds.

After discussion with the portfolio management team, the Trust responds by removing the reference to currency hedging in the principal investment strategies section of the prospectus since currency hedging is not a principal investment strategy of the Funds.

9.
Please add “bank debt” to the principal investment strategy of the Core Plus Fund and Credit Focus Yield Fund if it is a principal investment strategy of either of the Funds, if not, please remove the risk from the principal investment risks section of the Funds.

The Trust responds by removing references to bank debt risk from the principal investment risks section of the prospectus.

10.
Please add “preferred stocks” to the principal investment strategy of the Core Plus Fund if it is a principal investment strategy of the Fund, if not, please remove the risk from the principal investment risks section of the Fund.

The Trust responds by adding reference to preferred stock as a principal investment strategy of the Core Plus Fund.

11.
Please add “emerging markets” with a definition to the principal investment strategy of the Core Plus Fund and Credit Focus Yield Fund if it is a principal investment strategy of either of the Funds.  If not, please remove the risk disclosure from the principal investment risks section of the Funds.

The Trust responds by removing “emerging markets risk” from the principal investment risks of the Funds.

12.	Please correct the fees and expenses table numbers for Class R6 shares of the Credit Focus Yield Fund, it is not permissible to waive management fees for one class and not the others.

The Trust responds by correcting the fees shown in the fees and expenses table.

13.	Please add “Derivatives Risk” and “Equity Markets Risk” to the Item 9 Principal Risks of Investing in the Funds section.

The Trust responds by adding the requested risk disclosure.

STATEMENT OF ADDITIONAL INFORMATION

14.	Please complete all open information with respect to the Global Opportunities Value Fund and the Global Equity Income Fund throughout the SAI.

The Trust responds by providing the requested information.

15.	Within the paragraph titled, “Collateralized Debt Obligations,” please disclose how much of the Funds’ assets will be invested in Section 3(c)(1) or Section 3(c)(7) funds.

The Trust responds by noting that the Funds do not currently invest in CDOs; however, the Trust has added disclosure to clarify to the extent the Funds do decide to invest in CDOs, the investments would be de minimis in nature and well below the Section 12(d)(1) limitations.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards, Esq. at (626) 914-7363.

Sincerely,

/s/ Thomas M. Quinlan
Thomas M. Quinlan, Esq.
Associate General Counsel, Brandes Investment Partners, L.P.
Secretary, Brandes Investment Trust

cc:   Michael Glazer, Esq., Morgan Lewis LLP